30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIYADH SAN FRANCISCO WASHINGTON

July 14, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Maryse Mills-Apenteng, Special Counsel,
Office of Information Technologies and Services

Re:                             CommerceHub, Inc.
Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-210508)

Dear Ms. Mills-Apenteng:

We hereby electronically file on behalf of CommerceHub, Inc. (“CommerceHub”), under the Securities Act of 1933, as amended, Amendment No. 3 to its Registration Statement on Form S-1 (the “Registration Statement”), originally filed on March 31, 2016.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Douglas Wolfson, Vice President and General Counsel of CommerceHub, dated July 6, 2016 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  In addition, set forth below are our responses to two oral comments provided by the Staff via telephonic conference on July 13, 2016. All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

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Description of Our Business

Our Industry, page 53

1.                                      Comment:  Please provide us with a copy of the relevant portions of the eMarketer report you cite.  To expedite our review, please clearly mark the report to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.  Also tell us whether you commissioned the eMarketer report.

Response:  Copies of the relevant portions of the eMarketer reports cited are attached to this letter as Attachment A.  Neither eMarketer report was commissioned by CommerceHub.

Executive Compensation

Post-Employment Compensation and Benefits, page 91

2.                                      Comment:  Your disclosure states that the discussion of Mr. Poore’s post-employment compensation and benefits does not give effect to the provisions of Mr. Poore’s June 2016 employment arrangement.  Please revise the disclosure to reflect the terms of the 2016 employment arrangement and any changes to Mr. Poore’s post-employment compensation and benefits.

Response:  We have revised the disclosure on page 94 of the Registration Statement to include a cross-reference to the description of Mr. Poore’s post-employment compensation and benefits under the June 2016 employment arrangement on pages 89-91 of the Registration Statement.

Notes to Condensed Consolidated Financial Statements

Note (11) Share-Based Awards

Liquidity Program, page F-11

3.                                      Comment:  We note your response to prior comment 7.  Please clarify what you mean by “equitable option modification” and tell us how it affected your conclusion that the award adjustments would not result in material incremental compensation.

Response:  The term “equitable option modification,” as used in our response to the Staff’s prior Comment 7, refers to the antidilution adjustments to the outstanding pre-Spin-Off awards that would be effected in a manner that is fair (or “equitable”) to the holders of the awards, as required by the terms of the plan governing such awards.  Because the antidilution adjustments are required and are intended to preserve the value of the outstanding pre-Spin-Off awards, no significant additional compensation expense is expected upon modification of the awards after the Spin-Off.

Note (12) Subsequent Events, page F-13

4.                                      Comment:  Please tell us the reasons for the change in Mr. Poore’s compensation arrangement and the grants of additional stock appreciation rights.  To the extent that this is directly attributable to the spin-off transaction, please revise to include Article 11 pro forma financial statements that reflect, at a minimum, the additional compensation expense as well as the additional interest expense resulting from additional borrowings under the funding agreement and anticipated borrowings under the revolving credit facility.

Response:  As disclosed on page 88 of the Registration Statement, Mr. Poore’s Amended CEO Agreement would have expired in January 2017 if CommerceHub or Mr. Poore provided a notice of termination at least 60 days prior to such date.  Consistent with Liberty’s custom and practice (in addition to what we view to be general market practice), CommerceHub determined to commence negotiations with Mr. Poore regarding a new employment arrangement in advance of the upcoming expiration of the Amended CEO Agreement.  As requested by the Staff, we have revised the disclosure on page 89 of the Registration Statement to clarify that Mr. Poore’s new employment arrangement was not entered into in connection with the Spin-Off but rather in an effort to retain his services on a long-term basis. We further note, as discussed with the Staff, that Mr. Poore had recently exercised his vested equity awards, and CommerceHub believed the grant of new equity compensation to be an important inducement to Mr. Poore’s execution of his new employment agreement.  Accordingly, CommerceHub does not believe that the execution of Mr. Poore’s new employment agreement or his related equity grant should trigger a requirement for the inclusion of Article 11 pro forma financial information in the Registration Statement.

Additionally, CommerceHub does not believe that inclusion of Article 11 pro forma financial information to reflect the additional interest expense resulting from the additional borrowings under the revolving credit facility is necessary, primarily because interest expense does not impact income (loss) from operations, which is a significant metric used by investors to evaluate the company’s business. Therefore, CommerceHub does not believe that inclusion of pro forma information solely for the inclusion of the impact of interest expense on the company’s financial statements will be beneficial to investors.  A discussion in the change in trend associated with other income, before income (loss) from operations, is discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement.  Further, in response to the Staff’s comment, we have added a footnote to the capitalization table on page 48 of the Registration Statement to further explain the impact of additional interest expense on the statement of operations as a result of the new revolving credit facility. Additionally, we have included a discussion of the new revolving credit facility and anticipated future interest expense in the subsequent event footnote of the condensed consolidated financial statements on page F-13 of the Registration Statement.

Oral Comment 1, Telephonic Conference, July 13, 2016

In response to the Staff’s request that we provide clarifying disclosure regarding the dividend of cash to existing stockholders of CommerceHub prior to the Spin-Off, we have revised the disclosure on pages 47 and 48 of the Registration Statement.

Oral Comment 2, Telephonic Conference, July 13, 2016

In response to the Staff’s request included in Comment 5 in the Staff’s letter dated April 26, 2016 regarding overlapping roles of certain officers of Liberty who will serve as directors of CH Parent following the Spin-Off, and further to our conversation with the Staff on July 13, 2016, we have revised the disclosure on pages 5 and 80 of the Registration Statement.

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If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:	CommerceHub, Inc.
Douglas Wolfson

Attachment A November 2015 Report WORLDWIDE RETAIL ECOMMERCE SALES: EMARKETER’S UPDATED ESTIMATES AND FORECAST THROUGH 2019 Worldwide retail sales—including in-store and internet purchases—will surpass $22 trillion in 2015, up 5.6% from 2014. Retail ecommerce sales, those purchased over the internet, will make up 7.4% of the total retail market worldwide, or $1.671 trillion. By 2019, that share will jump to $3.578 trillion, yet retail ecommerce will account for just 12.8% of retail purchases. eMarketer is the Official Research Partner of eTail West 2016

EMARKETER'S LATEST ESTIMATES

TOTAL RETAIL SALES

Total worldwide retail sales across all channels will reach $22.512 trillion in 2015, up 5.6% year over year. eMarketer forecasts sales will reach nearly $28 trillion in 2019, but annual growth rates will gradually slow over the next few years.

Total Retail Sales Worldwide, by Region, 2014-2019
trillions and CAGR

	2014	2015	2016	2017	2018	2019	CAGR (2014-2019)
Asia-Pacific	$7.915	$8.573	$9.276	$10.000	$10.736	$11.460	7.7%
North America	$5.090	$5.254	$5.431	$5.615	$5.799	$5.989	3.3%
Western Europe	$4.207	$4.249	$4.289	$4.330	$4.375	$4.420	1.0%
Latin America	$1.737	$1.828	$1.920	$2.018	$2.131	$2.249	5.3%
Central & Eastern Europe	$1.664	$1.743	$1.821	$1.921	$2.033	$2.146	5.2%
Middle East & Africa	$0.715	$0.864	$1.037	$1.228	$1.430	$1.652	18.2%
Worldwide	**$21.328**	**$22.512**	**$23.775**	**$25.112**	**$26.505**	**$27.916**	**5.5%**

Note: excludes travel and event tickets
Source: eMarketer, Dec 2015
201816 www.eMarketer.com

WORLDWIDE RETAIL ECOMMERCE SALES: EMARKETER'S UPDATED ESTIMATES AND FORECAST THROUGH 2019
©2015 EMARKETER INC. ALL RIGHTS RESERVED
3

June 2016 Report Retail Ecommerce Sales (excludes travel), United States, 2014  2020 (in billions) Sources 2014 2015 2016 2017 2018 2019 2020 (1)includes products or services ordered using the internet, regardless of the method of payment or fulfillment excludes travel and event tickets eMarketer benchmarks its retail ecommerce sales figures against US Department of Commerce data, for which the last full year measured was 2015 eMarketer, June 2016 (1) $298.3 $343.0 $396.7 $457.0 $524.7 $600.2 $684.2